SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2002	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY REPORT
 BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2002/03/31	DATE OF REPORT YY/MM/DD 2002/05/28
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2002/05/28
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2002/05/28

BIRCH MOUNTAIN RESOURCES LTD.
 FORM 51-901F - YEAR END REPORT
March 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the first quarter ended March 31, 2002, prepared by Management are attached.
BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002
( UNAUDITED)

	31-Mar-02		31-Dec-01
			Audited
ASSETS
Current Assets
Cash	79,735		290,714
Accounts receivable	34,531		32,968
Prepaids and deposits	148,061	262,327	60,097	383,779

Capital Assets		212,839		225,828
Total Assets		$475,166		$609,607

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	570,666		309,101
Short term loan	111,300		-
		$681,966		$309,101

Shareholder's Equity (Deficiency)
Share capital	24,330,612		24,346,505
Share subscriptions	76,550		-
Deficit	-24,613,962	-206,800	-24,045,999	300,506
Total Liabilities and Shareholder's Equity		$475,166		$609,607

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
( UNAUDITED )

	31-Mar-02	31-Mar-01

EXPENSES
Amortization	13,087	13,451
Consulting	-	6,500
Mineral exploration costs	237,135	130,551
Office	54,066	81,266
Professional Fees	98,122	172,155
Research costs	23,455	50,235
Salaries, management fees and benefits	124,680	119,430
Shareholder services and promotion	33,460	52,771

LOSS BEFORE THE FOLLOWING	584,005	626,359

Interest and other income	-149	-21,716

Loss before income taxes	$583,856	$604,643
Future income tax recovery	-15,893	-$52,000
Net loss for the period	$567,963	$552,643

Deficit, beginning of period	24,045,999	21,866,604

Deficit, end of period	$24,613,962	$22,419,247

Loss per share
Basic	0.02	0.02

Share capital
Issued and outstanding	33,647,122	33,552,966

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2002
( UNAUDITED )

	31-Mar-02		31-Mar-01

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	149		21,716
Cash paid to employees	-229,936		-202,065
Cash paid to suppliers	-168,943	-398,730	-488,746	-669,095

CASH FLOWS FROM FINANCING ACTIVITIES
Short term loan	111,300
Shares subscription received	76,550
Share issuance costs	-	187,850	73,357	73,357

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	-99		-18,416
		-99		-18,416

INCREASE (DECREASE) IN CASH		-$210,979		-$614,154

CASH AT BEGINNING OF PERIOD		290,714		2,861,715

CASH AT END OF PERIOD		$79,735		$2,247,561

Birch Mountain Resources Ltd.
 Notes to the Unaudited Financial Statements
 For the period ended March 31, 2002

1.    Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.    Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2001, with the exception of the adoption of the accounting policy as described in Note 3. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.    Adoption of accounting policy

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.00%; dividend yield of 0%, a volatility factor of 10%, and option life of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the expected option life.

4.    Stock-based compensation

The following are the pro forma net loss and basic loss per share amounts had the Company charged the fair share of stock-based compensation to net loss:

Three Months Ended March 31, 2002
Net loss for the period	567,963
Pro forma stock compensation	3,133
Pro forma loss for the period	571,096

Loss per share - basic	0.02

5.    Share capital
  Common shares

  At March 31, 2002, 33,647,122 shares were outstanding. There were no shares issued during the three months ended March 31, 2002.

  Reserved for issue

Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	1,140,000	0.26	0.26	2007
Cancelled	(125,000)	0.70	0.70	2002
March 31, 2002 outstanding	3,313,750	0.22 - 1.36	0.60	2002 - 2007

As a subsequent event, the Board of Directors approved a new stock option plan. The plan received conditional approval from the Exchange April 12, 2002. The aggregate number of shares issuable upon the exercise of all options granted under the new plan shall not exceed 3,392,674 common shares. This is in addition to the 3,313,750 stock options currently issued and outstanding under the existing stock option plan. The full plan is contained in the Information Circular mailed to shareholders for approval at the Annual General and Special Meeting to be held June 20, 2002.

Warrants

At March 31, 2002, 1,410,781 warrants were outstanding. No warrants were issued or cancelled during the first three months ended March 31, 2002.

6.    Future Income Tax Recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during the three months ended March 31, 2002, future income tax recoveries of $15,893 have been recorded along with a corresponding reduction to share capital.

7.    Shareholder Loans

The Company received loans from shareholders in the amount of $111,300 in the quarter ended March 31, 2002, and subsequently has received additional shareholder loans in the amount of $71,550. These notes come due August 30, 2002.

8.    Related Party Transactions during the Period

Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totalling $1,375 for the first three months ended March 31, 2002.

9.    Subsequent events

Subsequent to March 31, 2002, the Company entered into discussion with Suncor Energy Inc. for the sale of limestone for aggregate purposes, the rights of which are held by the Company.

To date, the value of this agreement is not determinable and as a result has not been accrued in the financial statements.

10.    Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a.	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was nil at March 31, 2002 (December 31, 2001 - $75,000).

b.

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31 2002	December 31 2001
Deficit under Canadian GAAP	24,613,962	24,045,999
Future income taxes	1,245,782	1,229,889
Deficit under U.S. GAAP	25,859,744	25,275,888

In addition, the impact on the consolidated statements of loss would be as follows:

	3 months March 31, 2002	3 months March 31, 2001
Net loss for the period under Canadian GAAP	567,963	552,643
Future income taxes	15,893	52,000
Net loss for the period under U.S. GAAP	583,856	604,643
Loss per share under U.S. GAAP	0.02	0.02

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at March 31, 2002, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming an annual risk free rate of 5%, a dividend yield of 0%, a volatility factor of 10%, and an option life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months March 31, 2002	3 months March 31, 2001
Net loss under U.S. GAAP	583,856	604,643
Pro forma stock compensation	24,953	132,128
Pro forma net loss under U.S. GAAP	608,809	736,771
Pro forma loss per share under U.S. GAAP	0.02	0.02

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - QUARTELY REPORT
March 31, 2002

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.       a)  Summary of deferred exploration costs.

Exploration costs are expensed as incurred, see Note 2 of the Financial Statements or Schedule C 2.a for an explanation of the change in accounting policy.

b)    During the period the material expenditures were as follows:

	March31,2002
Amortization		13,087
Consulting		-
Mineral Exploration Costs	237,135
Equipment Rental	23,188
Lab Rental & Utilities	17,333
Transportation & Accommodation	2,283
Materials & Supplies	5,985
Mineral Lease	(2,056)
Third Party Services	93,448
Personnel	96,954
Office		54,066
Professional Fees		98,122
Accounting	140
Audit Fees Can	(34,002)
Audit Fees US	1,650
IT
Legal Fees Can	130,334
Legal Fees US
Research Costs		23,455
Materials, Assays	100
Services & Contracts	15,026
Salaries & Travel	8,329
Salaries, Management Fees & Benefits		124,680
Shareholder Services and Promotions		33,450

2.         Related party transactions during the period:

Included in shareholder services and promotions are amounts paid to a company controlled by the spouse of a director totaling. $1,375.

3.         Summary of securities issued and options granted during the period:

            (a)    Securities issued during the period:

                    There were no securities issued during the three months ended March 31, 2002.

            (b)    Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
03/18/02 03/18/02 03/18/02 03/18/02 03/18/02 03/18/02 03/18/02	100,000 200,000 390,000 150,000 100,000 100,000 100,000	Abercrombie/Officer Dabbs/Director Rowe/Director Sully/Director McDonald/Director Hopper/Director Clark/Director	$0.26 $0.26 $0.26 $0.26 $0.26 $0.26 $0.26	03/18/07 03/18/07 03/18/07 03/18/07 03/18/07 03/18/07 03/18/07

4.         Summary of securities as at the end of the reporting period:
            a)  Description of authorized share capital:
                    Unlimited number of voting common shares without par value
                    Unlimited number of preferred shares, issuable in series
                    Unlimited number of non-voting shares

            b)  Number and recorded value for shares as at the end of this reporting period:
                        Issued and outstanding: 33,647,122
                        Value:  $24,330,612

            c) Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
228,153	$1.50	06/21/02
764,231	$1.50	06/21/02
408,614	$1.50	06/25/02
9,783	$1.50	06/30/02

Options
10,000	$0.70	06/05/02
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140.000	$0.26	03/18/07

5.         Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - QUARTELY REPORT
March 31, 2002

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.         Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company.  Mineral exploration is confined to Alberta, Canada.

Landholdings at March 31, 2002:

Project	hectares	acres
Athabasca	675,316	1,668,735
Birch Mountains	92,160	227,731
Dawson Bay	9,784	24,177
Total	777,260	1,920,643

On April 22, 2002, Birch Mountain announced it had filed a 2002 exploration assessment report with the Alberta Department of Energy in the amount of $5.15 million for work conducted from April 2000 to March 31, 2002, on its exploration properties in the Athabasca and Birch Mountains.  The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,675 hectares (891,243 acres).  The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years, or until the expiry of their 10-year term, whichever is earlier.  Additional assessment-eligible work has been completed and will be available for future assessment reports.  All exploration permits in the Birch Mountains have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd.  The Athabasca exploration property has been reduced by 348,800 hectares (861,900 acres) to retain lands considered to be most prospective for precious metals.  Birch Mountain has maintained its core exploration land in Athabasca, comprising 48,785 hectares (120,550 acres) held under metallic and industrial mineral leases that require an annual lease payment of $170,735, and 360,675 hectares (891,243 acres) held under metallic and industrial mineral permits.

Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, that it allowed the Special Exploration Permit 99-1 covering 9,784 hectares (24,177 acres) near Dawson Bay, Manitoba, to lapse.  Birch Mountain no longer holds any mineral interests in Manitoba.

2.         Operations and Financial Conditions

Results of Operations
Costs and Expenses

Corporate Income and Expense

Total cost and expenses were $584,005 including 237,135 of exploration costs in the first quarter of 2002, down from 626,359 in the first quarter of 2001.  Office expenses were down in the first quarter from 81,266 in 2001 to 54,066 in 2002.

Professional fees decreased significantly in the first quarter of 2002 to $98,122 from $172,155 in 2002.  During the year 2001 most of the fees related to the Company's defense of the suspension imposed by the TSX Venture Exchange (formerly the Canadian Venture Exchange Inc.).  Legal fees in the first quarter of 2002 totaled $130,334, which were almost entirely associated with the Company's appeal to the Listed Company Review Panel and the negotiated settlement with the TSX Venture Exchange ("TSXV" or "Exchange").  On settlement with the TSXV, the Company was refunded the fees paid for the technical audit ordered by the Exchange.

Salaries and Management fees and benefits were $124,680 compared to $119,430 for the same period in the prior year.

Liquidity and Capital Resources

While Birch Mountain has been successful in raising funds, management believes that junior resource companies will continue to have difficulty financing new issues in 2002.  As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at March 31, 2001, working capital was approximately $2,015,000 compare with negative working capital of $420,000 at the end of March 31, 2002.

On April 22, 2002 the Company announced it intends to raise $525,000 by private placement as a first step in a multi-staged financing.  The Company intends to issue 1.5 million units priced at $0.35 per unit, each unit consisting of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $1.00 for a period of fourteen months from closing.

Mineral Exploration Costs

Mineral Exploration Costs were $237,135 in the first quarter of 2002 compared with $130,551 in the 2001, the increase of 82% in those costs was due to the resumption of normal corporate activities.

Mineral Technology Costs

The Company spent only $23,455 on scientific research in the first quarter of 2002 down from $50,235 in the first quarter of 2001.  Expenditures on mineral technology were reduced in 2002 because of the commitment of senior technical staff to assist with the appeal and settlement negotiations with the TSXV.

The Company's existing capital resources are inadequate to maintain operations at its current rate of investment in exploration and research to the end of 2002.  The Company announced a private placement on April 22, 2002, as the first step in what is planned to be a multi-staged financing to advance the natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities.  Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to the Company.  To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

3)         Significant Events

TSX Venture Exchange

A significant event in the past year was the trading suspension imposed by the Exchange.  On the basis of statements contained in the Company's news release of June 15, 2000, announcing our technical achievements and the filing of a U.S. patent application, trading of the Company's common shares was halted by the Exchange on June 16, 2000.  On June 28, 2000, the Exchange suspended trading of the Company's shares.

Following three months of information review and consultation, the Company agreed to issue a clarifying news release, cooperate with the Exchange to conduct an independent technical audit and provide assurance to the Exchange that insiders of the Company would not trade in the Company's securities until the independent audit was complete.  On this basis, the CDNX agreed to allow trading in Birch Mountain's shares to resume.  The clarifying news release was issued on September 27, 2000, and the Exchange reinstated trading of the Company's common shares on September 29, 2000.

Associated Mining Consultants Ltd. (AMCL) of Calgary conducted the independent technical audit.  Its final report was issued to the Exchange and the Company on February 8, 2001.  The Company issued a news release on February 16, 2001, that contained AMCL's conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of the report's conclusions.  The Exchange again suspended trading of the Company's common shares on March 5, 2001, based on information in the AMCL audit report.  The Company detailed its disagreements with the AMCL conclusions and filed these, together with other third-party reports, as part of its appeal of the suspension of trading with the Alberta Securities Commission (ASC) on March 9, 2001.

On April 3, 2001, the ASC issued a directive to hear the Company's appeal, and ordered the Exchange to table the "record" of documents in its possession used in making the determination to suspend trading of the Birch Mountain common share.  Despite efforts throughout most of 2001, there was no response from the Exchange until the Company and a group of shareholders filed applications with the ASC for a hearing de Novo on October 30, 2001.  In response to this action, legal counsel for the TSXV proposed an appeal to the Exchange's Listed Company Review Panel.  On consideration of the options, and preserving the right of appeal to the ASC, Birch Mountain filed an appeal with the Listed Company Review Panel.  On December 14, 2001, the independent Panel was named, and the first meeting to discuss process took place December 18, 2001.  Birch Mountain requested a hearing de Novo, or a hearing in which new evidence could be presented.  The Exchange objected, and a preliminary hearing on this application was held January 4, 2002.  The Panel granted the Company's application for a hearing de Novo, citing a "reasonable apprehension of bias" on the part of the Exchange.

The full hearing was to begin January 28, 2002, but Birch Mountain accepted a proposal from the Exchange for a negotiated settlement.  After protracted discussions, an extensive news release was issued March 7, 2002, and trading of the Company's common shares resumed on the Exchange on March 11, 2002.  The Exchange advised that "no adverse inference should be drawn from the suspension."

Registration with the U.S. Securities and Exchange Commission

In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the U.S. Securities and Exchange Commission (SEC).  Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company's securities and facilitates investment by U.S. citizens. Registration with the SEC is also a prerequisite to an application for listing on a U.S. stock exchange.  Birch Mountain filed a Form 20-F Annual Report with the SEC on June 28, 2001.

Birch Mountain fully adopted the accounting guideline AcG-11- Enterprises in the Development Stage, released in March 2000 by the Canadian Institute of Chartered Accountants.  This resulted in the Company writing off all deferred mineral exploration costs, so now the Company's exploration related costs receive essentially the same treatment under both Canadian and U.S. GAAP.

Trading in the U.S.A.

The Company engaged Kenny Securities Corp. of St. Louis as Market Maker.  The Market Maker filed a Form 211 with the National Association of Securities Dealers (NASD) in August 2001 for approval to make a market in the shares of Birch Mountain on the Over-the-Counter Bulletin Board.  The application was reviewed, but trading was not approved until the Company announced its settlement with the Exchange on March 7, 2002.  Trading under the symbol BHMNF began on the OTC-BB on April 2, 2002.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 29, 2002

                                                                        BIRCH MOUNTAIN RESOURCES LTD.

                                                                        /s/ Donald L. Dabbs
                                                                        DONALD L. DABBS
                                                                        Vice-President and CFO